Hansen Medical, Inc.

800 East Middlefield Road

Mountain View, CA 94043

June 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy Buckmiller

Re:	Registration Statement on Form S-3 (Registration No. 333-205122)

Ladies and Gentlemen:

This letter is being furnished by Hansen Medical, Inc. (the “Company”) with respect to the above-referenced Registration Statement (as amended to date, the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to Wednesday, July 1, 2015 at 4:00 p.m. (Eastern time), or as soon thereafter as may be practicable.

The Company acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Please contact Sharon Flanagan of Sidley Austin LLP at (415) 772-1271 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

HANSEN MEDICAL, INC.

By:	/s/ Christopher P. Lowe
Name:	Christopher P. Lowe
Title:	Interim Chief Financial Officer and Director

Acceleration Request Letter